Exhibit 99.1
Satyam receives SEBI approval on bidding process
Hyderabad, INDIA, March 6, 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”) announced today that it received approval from the Securities and Exchange Board of India (“SEBI”) to facilitate a global competitive bidding process which, subject to receipt of all approvals, contemplates the selection of an investor to acquire a 51% interest in the Company.
The process is expected to include the following:
•	Acquisition by the selected investor is expected to occur in related steps:
➢	a subscription by the selected investor of newly issued equity shares representing 31% of the Company’s share capital;

➢	upon a successful closing of the subscription, in accordance with the applicable Indian law the investor will be required to make a mandatory minimum public open offer to purchase a minimum of 20% of the Company’s share capital. The open offer will be made at the same share price as the price paid by the investor for the subscription.
•	If upon the closing of the open offer, the investor would have acquired less than 51% of the share capital of the Company through the subscription and the open offer, the investor would have the right to subscribe to additional newly issued equity shares, such that the shares acquired by the investor through the three related steps, the initial subscription, open offer and the subsequent subscription (if any) will result in the investor acquiring 51% of the share capital of the Company. The subsequent subscription, if any, will not result in requiring a further open offer.

•	In accordance with applicable Indian law, the investor will not be permitted to sell any equity shares acquired for a period of three years from the date of the acquisition, although the investor would be able to subscribe for additional equity shares.

•	The Company expects to invite expressions of interest from qualified investors shortly in a global competitive bidding process. Qualified investors are expected to have total net assets in excess of US$150 million.
The Company will issue another press release with more details of the competitive bidding process as soon as such details are available.
As previously disclosed, each director of the Company has been appointed by the Minister of Corporate Affairs of India.
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company does not intend to register any securities in the United States or to conduct a public offering of securities in the United States.
In response to the Company’s application to SEBI, SEBI granted approval for exemptions from certain requirements of the Indian takeover regulations to facilitate the global competitive bidding process which, subject to receipt of all approvals, contemplates the selection of an investor to acquire a 51% interest in the Company. As previously disclosed, the Company Law Board Principal Bench New Delhi authorized the Company’s Board of Directors to select an investor, subject to certain conditions. SEBI’s approval is not an assurance that any qualified investor will bid to acquire any interest in the Company at an appropriate price or at all.
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the global competitive bidding process, are subject to various risks and uncertainties and there can be no assurance that the Company will be able to find a qualified investor.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com

Or contact our global Satyam PR representatives at:
US	Jim Swords james_swords@satyam.com +1-703-877-2225
Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838
Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jan Reshma@wer1.net +65-98-140-507